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                                March 18, 1997


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                         SEQUUS Pharmaceuticals, Inc.
              Registration Statement on Form S-3 (No. 333-21235)
              --------------------------------------------------

Ladies/Gentlemen:

        Pursuant to Rule 477 of the Securities Act of 1933, SEQUUS Pharmaceuticals, Inc. ("Registrant") hereby applies to have the above-referenced Registration Statement (the "Registration Statement") withdrawn. Pursuant to the Registration Statement, the Registrant proposed to register an aggregate of 1,150,000 shares of convertible exchangeable preferred stock (the "Shares") for issuance to the public at a proposed offering price per Share of $50.00, with a proposed maximum offering price of $57,500,000. The Shares were being offered by Robertson, Stephens & Company, Dillon, Read & Co. Inc. and Punk, Ziegel & Knoell, as representatives for the several underwriters. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares. The Registrant believes that it has adequate resources so that the termination of the offering will not have a negative impact on the Company and that completing a financing on unfavorable terms would not be in the best interest of the Registrant and its stockholders. No securities have been sold under the Registration Statement and all activity in pursuit of the subject offering has been discontinued.

        Accordingly, we hereby request that an Order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.

       Please contact Richard Friedman of Heller Ehrman White & McAuliffe at
(415) 324-7140 if you have any questions regarding the withdrawal of the Registration Statement.

                                Very truly yours,

                                SEQUUS Pharmaceuticals, Inc.


                                /s/ L. Scott Minick

                                L. Scott Minick
                                President

cc: Robert Osberger
    Nasdaq Stock Market
    Richard Friedman